Exhibit 99.4

Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more. Toll Free 1-866 964-0492 lUjCfeTfn www.computershare.com/ noticeandaccess Notice of Availability of Proxy Materials for JAGUAR MINING INC. Annual General and Special MeetingMeeting Date and Location: When:June22,2015Where:BennettJonesLLP3400OneFirstCanadian 10:00 am (Eastern Time)PlaceTorontoONM5X1A4Fo'd' You are receiving this notice to advise that the proxy materials for the above noted securityholders' meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting. The information circular and other relevant materials are available at: www.jaauarminina.com OR www.sedar.com How to Obtain Paper Copies of the Proxy Materials Fold Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than June 12, 2015. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes. For Holders with a 15 digit Control Number:For Holders with a 16 digit Control Number:  Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or Proxy. To obtain paper copies of the materials after the meeting date, please contact (416) 628-9601. Request materials by calling Toll Free, within North America or direct, from Outside of North America - 1-877-907-7643 and entering your control number as indicated on your Voting Instruction Form. To obtain paper copies of the materials after the meeting date, please contact (416) 628-9601.

Securityholder Meeting Notice The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found. 1. Election of Directors - Particulars of Matters to be Acted Upon - Election of Directors 2  Appointment of Auditors - Particulars of Matters to be Acted Upon - Reappointment and Appointment of Auditors

Fold 3.                       Stock Option Plan - Particulars of Matters to be Acted Upon - Ratification of the Stock Option Plan

Voting PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy. PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING Annual Financial statement delivery o No Annual Report (or Annual Financial Statements) are included in this mailing.